Exhibit 99.1

JOYY Reports Second Quarter 2022 Unaudited Financial Results

Singapore, August 30, 2022 (GLOBE NEWSWIRE) -- JOYY Inc. (NASDAQ: YY) (“JOYY” or the “Company,” formerly known as YY Inc.), a global video-based social media company, today announced its unaudited financial results for the second quarter of 2022.

Second Quarter 2022 Financial Highlights1

●      Net revenues were US$596.1 million, compared to US$661.7 million in the corresponding period of 2021.

●      Net income from continuing operations attributable to controlling interest of JOYY2 was US$18.7 million, compared to net loss of US$109.3 million in the corresponding period of 2021, primarily as a result of BIGO turning profits since the second quarter of 2021.

●      Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY3 was US$51.5 million, compared to non-GAAP net loss of US$0.5 million in the corresponding period of 2021, primarily as a result of improved gross margin, disciplined marketing spending and enhanced operating efficiency at the group level.

Second Quarter 2022 Operational Highlights

●      Average mobile MAUs4 of Bigo Live increased by 10.6% to 32.6 million from 29.5 million in the corresponding period of 2021.

●      Average mobile MAUs of Likee decreased by 37.5% to 57.7 million from 92.3 million in the corresponding period of 2021, primarily due to reduced spending on user acquisition via advertisement.

●      Average mobile MAUs of Hago decreased by 27.4% to 8.5 million from 11.8 million in the corresponding period of 2021, primarily due to reduced spending on user acquisition via advertisement.

●      Global average mobile MAUs decreased by 11.2% to 273.1 million from 307.5 million in the corresponding period of 2021, primarily due to the decrease in average mobile MAUs of Likee and Hago.

●      Total number of paying users of BIGO (including Bigo Live, Likee and imo)5 decreased by 8.1% to 1.45 million from 1.58 million in the corresponding period of 2021.

●      Average revenue per paying user of BIGO (including Bigo Live, Likee and imo)6 decreased to US$285.0 from US$316.0 in the corresponding period of 2021.

Mr. David Xueling Li, Chairman and Chief Executive Officer of JOYY, commented, “The steady expansion in our profitability in the second quarter amidst the current market condition demonstrated the improved efficiency and resilience of our business. We saw some positive outcomes from our continued iteration of our product features and cultivation of our user community, as Bigo Live’s MAUs maintained its solid growth momentum, increasing by 10.6% year-over-year to 32.6 million. The current macro environment has not undermined our proven capabilities in capturing growth opportunities in the social entertainment sector nor our long-term outlook on the industry, and we view the current market fluctuations as opportunities to deepen our focus and plan in the long run. We will continue to cultivate diversified, premium content, innovate interactive features, and organize tailored local activities, in order to further improve user experience, and ultimately drive the growth of our user community and global business. We remain committed to generating value for our users and creators while improving efficiency and enhancing resilience. As we continue to invest in building our long-term capabilities, we firmly believe that JOYY as a company will emerge from the current uncertainties as a more focused and productive organization, and be well positioned to capture long-term growth opportunities and generate sustainable shareholder value. ”

Second Quarter 2022 Financial Results

NET REVENUES

Net revenues were US$596.1 million in the second quarter of 2022, compared to US$661.7 million in the corresponding period of 2021.

Live streaming revenues were US$565.2 million in the second quarter of 2022, compared to US$629.6 million in the corresponding period of 2021, primarily due to the decreases in the number of paying users and average revenue per paying user of BIGO, as global macroeconomic uncertainties and the appreciation of U.S. dollars against certain other local currencies negatively affected users’ paying activities.

Other revenues decreased by 3.8% to US$30.9 million in the second quarter of 2022 from US$32.1 million in the corresponding period of 2021.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues decreased by 17.6% to US$377.7 million in the second quarter of 2022 from US$458.3 million in the corresponding period of 2021. Revenue-sharing fees and content costs were US$247.0 million in the second quarter of 2022, compared to US$289.1 million in the corresponding period of 2021. Bandwidth costs decreased to US$20.0 million in the second quarter of 2022 from US$27.5 million in the corresponding period of 2021, primarily due to the improvement in bandwidth usage efficiency by the Company, partially offset by the increased bandwidth usage as a result of continued MAUs expansion of Bigo Live.

Gross profit increased by 7.4% to US$218.4 million in the second quarter of 2022 from US$203.4 million in the corresponding period of 2021. Gross margin improved to 36.6% in the second quarter of 2022 from 30.7% in the corresponding period of 2021, primarily due to optimization of revenue sharing cost and improved bandwidth usage efficiency.

OPERATING EXPENSES AND INCOME

Operating expenses decreased by 41.1% to US$185.0 million in the second quarter of 2022 from US$314.0 million in the corresponding period of 2021. Among the operating expenses, sales and marketing expenses decreased to US$98.4 million in the second quarter of 2022 from US$112.2 million in the corresponding period of 2021, primarily due to the Company’s reduced spending on user acquisition via advertisement for Likee and Hago. General and administrative expenses decreased to US$23.7 million for the second quarter of 2022 from US$101.1 million in the corresponding period of 2021. General and administrative expenses was higher in the second quarter of 2021 primarily due to one-off impairment loss arising from certain equity investments.

Operating income was US$38.7 million in the second quarter of 2022, compared to operating loss of US$101.1 million in the corresponding period of 2021. Operating income margin was 6.5% in the second quarter of 2022, compared to operating loss margin of 15.3% in the corresponding period of 2021, primarily as a result of BIGO turning profits since the second quarter of 2021.

Non-GAAP operating income7 was US$59.9 million in the second quarter of 2022, compared to non-GAAP operating loss of US$13.0 million in the corresponding period of 2021. Non-GAAP operating income margin8 was 10.0% in the second quarter of 2022, compared to non-GAAP operating loss margin of 2.0% in the corresponding period of 2021.

NET INCOME

Net income from continuing operations attributable to controlling interest of JOYY was US$18.7 million in the second quarter of 2022, compared to net loss of US$109.3 million in the corresponding period of 2021. Net income margin was 3.1% in the second quarter of 2022, compared to net loss margin of 16.5% in the corresponding period of 2021.

Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY was US$51.5 million in the second quarter of 2022, compared to non-GAAP net loss of US$0.5 million in the corresponding period of 2021. Non-GAAP net income margin9 was 8.6% in the second quarter of 2022, compared to non-GAAP net loss margin of 0.1% in the corresponding period of 2021.

NET INCOME PER ADS

Diluted net income from continuing operations per ADS10 was US$0.23 in the second quarter of 2022, compared to diluted net loss of US$1.43 in the corresponding period of 2021.

Non-GAAP diluted net income from continuing operations per ADS11 was US$0.65 in the second quarter of 2022, compared to diluted net loss of US$0.01 in the corresponding period of 2021.

BALANCE SHEET AND CASH FLOWS

As of June 30, 2022, the Company had cash and cash equivalents, restricted cash and cash equivalents, short-term deposits, restricted short-term deposits and short-term investments of US$4,289.2 million. For the second quarter of 2022, net cash inflow from operating activities was US$61.7 million.

SHARES OUTSTANDING

As of June 30, 2022, the Company had a total of 1,426.6 million common shares, or the equivalent of 71.3 million ADSs, outstanding.

Business Outlook

For the third quarter of 2022, the Company expects net revenues to be between US$561.5 million and US$593.5 million12. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to changes, particularly as to the potential impact from increasing macroeconomic uncertainties.

Quarterly Dividend

On August 11, 2020, the Company’s board of directors approved a quarterly dividend policy for the next three years commencing in the fourth quarter of 2020. On November 16, 2020, the Company’s board of directors announced an additional quarterly dividend policy. Based on these two dividend policies, the board of directors has accordingly declared a dividend of US$0.51 per ADS, or US$0.0255 per common share, for the second quarter of 2022, which is expected to be paid on October 6, 2022 to shareholders of record as of the close of business on September 22, 2022. The ex-dividend date will be September 21, 2022. Under the policy, the board of directors of the Company reserves the discretion relating to the determination to make dividend distributions and the amount of such distributions in any particular quarter, depending on the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Recent Developments

Share Repurchase Program

In September 2021, the Company announced that its board of directors has authorized a new share repurchase plan under which the Company may repurchase up to US$200 million of its shares between September 2021 and September 2022. In November 2021, the Company announced that its board of directors has authorized an additional share repurchase plan under which the Company may repurchase up to US$1 billion of its shares between November 2021 and November 2022. As of June 30, 2022, the Company had repurchased approximately US$327.9 million of its shares pursuant to those plans.

Conference Call Information

The Company will hold a conference call at 9:00 PM U.S. Eastern Time on Monday, August 29, 2022 (9:00 AM Singapore/Hong Kong Time on Tuesday, August 30, 2022).Details for the conference call are as follows:

Event Title:	JOYY Inc. Second Quarter 2022 Earnings Conference Call
Conference ID:	#10024616

All participants must use the link provided below to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique registrant ID by email.

PRE-REGISTER LINK:https://s1.c-conf.com/diamondpass/10024616-kro0vn.html

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.joyy.com.

The replay will be accessible through September 6, 2022, by dialing the following numbers:

United States:	1-855-883-1031
Singapore: Hong Kong:	800-101-3223 800-930-639
Conference ID:	#10024616

About JOYY Inc.

JOYY is a leading global social media company that enables users to interact with each other in real time through online live media. On a mission to connect people and enrich their lives through video, JOYY currently operates several social products, including Bigo Live for live streaming, Likee for short-form videos, Hago for multiplayer social networking, and instant messaging product and others. The Company has created a highly engaging and vibrant user community for users across the globe. JOYY was listed on the NASDAQ in November 2012.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JOYY’s strategic and operational plans, contain forward-looking statements. JOYY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about JOYY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JOYY’s goals and strategies; JOYY’s future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain active users, especially paying users; JOYY’s ability to monetize the user base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to JOYY’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in JOYY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JOYY does not undertake any obligation to update any forward- looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). JOYY uses non-GAAP operating income, non-GAAP operating (loss) margin, non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY, non-GAAP net (loss) margin attributable to controlling interest of JOYY, non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY, and basic and diluted non-GAAP net income (loss) per ADS, which are non-GAAP financial measures. Non-GAAP operating income (loss) is operating income (loss) excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, and gain on disposal of subsidiaries and business. Non-GAAP operating (loss) margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income (loss) from continuing operations is net income (loss) from continuing operations excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain on disposal of subsidiaries and business, (loss) gain on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments(refers to share of income (loss) from equity method investments resulting from non-recurring or non-cash items of the equity method investments), gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, and income tax effects of above non-GAAP reconciling items. Non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY is net income (loss) from continuing operations attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, (loss) gain on disposal and deemed disposal of subsidiaries and business, gain on disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, income tax effects of above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net (loss) income from continuing operations attributable to non-controlling interest shareholders. Non-GAAP net (loss) margin is non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY as a percentage of net revenues. Non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY is net income (loss) from continuing operations attributable to common shareholders of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, (loss) gain on disposal and deemed disposal of subsidiaries and business, gain on disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders and income tax effects of above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net (loss) income from continuing operations attributable to non-controlling interest shareholders. After the non-GAAP reconciliation, non-GAAP net income (loss) from continuing operations attributable to controlling interests of JOYY is equal to the non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY. Basic and diluted non-GAAP net income (loss) from continuing operations per ADS is non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses and amortization of intangible assets from business acquisitions, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, which have been and will continue to be significant recurring expenses in its business, (ii) impairment of goodwill and investments, gain on disposal of subsidiaries and business, (loss) gain on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, and accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders, which may not be recurring in its business, and (iii) income tax expenses and non-GAAP adjustments for net income (loss) from continuing operations attributable to non-controlling interest shareholders, which are affected by above non-GAAP reconciling items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income (loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this release.

Investor Relations Contact

JOYY Inc.

Jane Xie/Maggie Yan

Email: joyy-ir@joyy.com

ICR, Inc.

Robin Yang

Email: joyy@icrinc.com

1            On November 16, 2020, the Company entered into definitive agreements with Baidu, Inc. (Nasdaq: BIDU) (“Baidu”). Pursuant to the agreements, Baidu would acquire JOYY’s domestic video-based entertainment live streaming business (“YY Live”), which includes YY mobile app, YY.com website and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. Subsequently, the sale was substantially completed on February 8, 2021, with certain customary matters remaining to be completed in the future, including necessary regulatory approvals from government authorities. As a result, the historical financial results of YY Live are reflected in the Company’s consolidated financial statements as discontinued operations and the Company ceased consolidation of YY Live business since February 8, 2021. The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated.

For the avoidance of confusion, the continuing operations for the three months ended June 30, 2021, March 31, 2022 and June 30, 2022 as well as the continuing operations for the six months ended June 30, 2021 and June 30, 2022 as presented in this press release primarily consisted of BIGO, excluding Huya and YY Live.

2            Net income (loss) from continuing operations attributable to controlling interest of JOYY, is net income (loss) from continuing operations less net (loss) income from continuing operations attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders.

3            Non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY is a non-GAAP financial measure, which is defined as net loss from continuing operations attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investment, amortization of intangible assets from business acquisitions, gain on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments which refer to those similar non-GAAP reconciling items of the Company, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds amortization to face value, income tax effects on non-GAAP adjustments and non-GAAP adjustments for net (loss) income attributable to non-controlling interest shareholders. These adjustments amounted to US$32.8 million and US$108.9 million in the second quarter of 2022 and 2021, respectively. Please refer to the section titled “Unaudited Reconciliation of GAAP and Non-GAAP Results” for more details.

4            Refers to mobile average monthly active users. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile active users for each month of such period, by (ii) the number of months in such period.

5            The paying users are calculated by number of paying users during a given period as the cumulative number of registered user accounts that have purchased virtual items or other products and services on platforms including Bigo Live, Likee and imo at least once during the relevant period.

6            Average revenue per user is calculated by dividing our total revenues from live streaming on platforms including Bigo Live, Likee and imo during a given period by the number of paying users for our live streaming services on these platforms for that period.

7            Non-GAAP operating income (loss) is a non-GAAP financial measure, which is defined as operating income (loss) excluding share-based compensation expenses, amortization of intangible assets from business acquisitions, impairment of goodwill and investments and gain on disposal of subsidiaries and business. Please refer to the section titled “Unaudited Reconciliation of GAAP and Non-GAAP Results” for details.

8            Non-GAAP operating income (loss) margin is a non-GAAP financial measure, which is defined as non-GAAP operating income (loss) as a percentage of net revenues. Please refer to the section titled “Unaudited Reconciliation of GAAP and Non-GAAP Results” for details.

9            Non-GAAP net income (loss) margin is non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY as a percentage of net revenues.

10         ADS is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income (loss) per ADS is net income (loss) attributable to common shareholders of JOYY divided by weighted average number of diluted ADS.

11          Non-GAAP diluted net income (loss) from continuing operations per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of non-GAAP diluted net income (loss) per ADS. Please refer to the section titled “Unaudited Reconciliation of GAAP and Non-GAAP Results” for details.

12         The current outlook does not consider the results of Shopline Corporation Limited, which will be consolidated upon the closing of the proposed financing transaction the Company announced on August 22, 2022.

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2021	June 30, 2022
	US$	US$
Assets
Current assets
Cash and cash equivalents	1,837,185	1,393,670
Restricted cash and cash equivalents	297,022	296,696
Short-term deposits	1,604,198	2,130,462
Restricted short-term deposits	285	37,495
Short-term investments	946,543	430,901
Accounts receivable, net	114,372	114,129
Amounts due from related parties	56,984	98,809
Prepayments and other current assets(1)	213,733	206,113

Total current assets	5,070,322	4,708,275

Non-current assets
Investments	1,022,455	1,073,124
Property and equipment, net	365,392	332,178
Land use rights, net	370,052	347,219
Intangible assets, net	312,082	285,131
Right-of-use assets, net	16,565	16,239
Goodwill	1,958,263	1,953,066
Other non-current assets	4,881	7,044

Total non-current assets	4,049,690	4,014,001

Total assets	9,120,012	8,722,276

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Short-term loan	-	29,800
Accounts payable	18,011	20,544
Deferred revenue	60,910	59,228
Advances from customers	3,426	1,284
Income taxes payable	65,738	67,813
Accrued liabilities and other current liabilities(1)	2,345,838	2,296,304
Amounts due to related parties	6,931	3,180
Lease liabilities due within one year	11,041	7,034
Convertible bonds	-	448,910

Total current liabilities	2,511,895	2,934,097

Non-current liabilities
Convertible bonds	924,077	402,798
Lease liabilities	5,734	9,198
Deferred revenue	6,422	7,661
Deferred tax liabilities	36,214	37,028
Other non-current liabilities	7,372	12,372

Total non-current liabilities	979,819	469,057

Total liabilities	3,491,714	3,403,154

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31 2021	June 30 2022
	US$	US$
Mezzanine equity	65,833	68,333

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 1,317,840,464 shares issued and 1,146,336,305 shares outstanding as of December 31, 2021; 1,317,840,464 shares issued and 1,100,059,298 shares outstanding as of June 30, 2022, respectively)	13	13
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 326,509,555 and 326,509,555 shares issued and outstanding as of December 31, 2021 and June 30, 2022, respectively)	3	3
Treasury Shares (US$0.00001 par value; 171,504,159 and 217,781,166 shares held as of December 31, 2021 and June 30, 2022, respectively)	(526,724)	(614,224)
Additional paid-in capital	3,246,523	3,267,806
Statutory reserves	26,804	26,804
Retained earnings	2,712,534	2,627,458
Accumulated other comprehensive income	69,175	(82,341)

Total JOYY Inc.’s shareholders’ equity	5,528,328	5,225,519

Non-controlling interests	34,137	25,270

Total shareholders’ equity	5,562,465	5,250,789

Total liabilities, mezzanine equity and shareholders’ equity	9,120,012	8,722,276

(1)	JOYY has ceased consolidation of YY Live business since February 8, 2021 and classified and presented all the related assets and liabilities related to YY Live business on a net basis within prepayments and other current assets. The considerations received by the Company so far were recorded as advance payments received within accrued liabilities and other current liabilities.

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Six Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022	June 30, 2021	June 30, 2022
	US$	US$	US$	US$	US$
Net revenues
Live streaming(1)	629,626	590,099	565,239	1,243,759	1,155,338
Others	32,088	33,681	30,859	61,038	64,540

Total net revenues	661,714	623,780	596,098	1,304,797	1,219,878

Cost of revenues(2)	(458,272)	(422,624)	(377,671)	(901,202)	(800,295)

Gross profit	203,442	201,156	218,427	403,595	419,583

Operating expenses(2)
Research and development expenses	(100,744)	(64,098)	(62,876)	(187,749)	(126,974)
Sales and marketing expenses	(112,151)	(104,367)	(98,415)	(249,555)	(202,782)
General and administrative expenses	(101,114)	(32,095)	(23,680)	(155,714)	(55,775)

Total operating expenses	(314,009)	(200,560)	(184,971)	(593,018)	(385,531)

Gain on disposal of subsidiaries	4,959	-	-	4,959	-
Other income	4,526	5,741	5,286	10,344	11,027

Operating (loss) income	(101,082)	6,337	38,742	(174,120)	45,079

Interest expenses	(3,602)	(3,069)	(3,356)	(7,760)	(6,425)
Interest income and investment income	23,489	18,219	17,942	45,499	36,161
Foreign currency exchange (losses) gain, net	(5,909)	(3,364)	12,509	(7,418)	9,145
Gain (loss) on disposal and deemed disposal of investments	676	1,918	(393)	5,019	1,525
(Loss) gain on fair value change of investments	(841)	(20,132)	1,282	(15,992)	(18,850)
Gain on extinguishment of debt and derivative	1,649	2,115	4,017	1,266	6,132
Other non-operating expenses	(381)	-	-	(381)	-

(Loss) income before income tax (expenses) benefits	(86,001)	2,024	70,743	(153,887)	72,767

Income tax (expenses) benefits	(2,700)	805	(22,944)	(18,449)	(22,139)

(Loss) income before share of loss in equity method investments, net of income taxes	(88,701)	2,829	47,799	(172,336)	50,628

Share of loss in equity method investments, net of income taxes	(23,974)	(35,689)	(32,837)	(29,425)	(68,526)

Net (loss) income from continuing operations	(112,675)	(32,860)	14,962	(201,761)	(17,898)

Net income from discontinued operations	-	-	-	35,567	-

Net (loss) income	(112,675)	(32,860)	14,962	(166,194)	(17,898)

Net loss attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders	3,327	5,383	3,689	5,114	9,072

Net (loss) income attributable to controlling interest of JOYY Inc.	(109,348)	(27,477)	18,651	(161,080)	(8,826)

Including:
Net (loss) income from continuing operations attributable to controlling interest of JOYY Inc.	(109,348)	(27,477)	18,651	(196,647)	(8,826)
Net income from discontinued operations attributable to controlling interest of JOYY Inc.	-	-	-	35,567	-

Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	(1,345)	(1,250)	(1,250)	(2,736)	(2,500)
Cumulative dividend on subsidiary’s Series A Preferred Shares	(1,000)	(1,000)	(1,000)	(2,000)	(2,000)

Net (loss) income attributable to common shareholders of JOYY Inc.	(111,693)	(29,727)	16,401	(165,816)	(13,326)
Including:
Net (loss) income from continuing operations attributable to common shareholders of JOYY Inc.	(111,693)	(29,727)	16,401	(201,383)	(13,326)
Net income from discontinued operations attributable to common shareholders of JOYY Inc.	-	-	-	35,567	-

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Six Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022	June 30, 2021	June 30, 2022
	US$	US$	US$	US$	US$
Net (loss) income per ADS
—Basic	(1.43)	(0.41)	0.23	(2.11)	(0.18)
Continuing operations	(1.43)	(0.41)	0.23	(2.56)	(0.18)
Discontinued operations	-	-	-	0.45	-
—Diluted	(1.43)	(0.41)	0.23	(2.11)	(0.18)
Continuing operations	(1.43)	(0.41)	0.23	(2.56)	(0.18)
Discontinued operations	-	-	-	0.45	-

Weighted average number of ADS used in calculating net (loss) income per ADS
—Basic	77,997,827	72,881,330	71,893,282	78,596,888	72,604,421
—Diluted	77,997,827	72,881,330	`72,586,310	78,596,888	72,604,421

(1)	Live streaming revenues by geographical areas were as follows:

	Three Months Ended			Six Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022	June 30, 2021	June 30, 2022
	US$	US$	US$	US$	US$
PRC	111,479	134,130	137,246	223,039	271,376
Non-PRC	518,147	455,969	427,993	1,020,720	883,962

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended			Six Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022	June 30, 2021	June 30, 2022
	US$	US$	US$	US$	US$
Cost of revenues	3,075	4,545	1,344	4,563	5,889
Research and development expenses	7,921	6,410	5,093	12,923	11,503
Sales and marketing expenses	410	251	282	859	533
General and administrative expenses	(20,501)	3,330	2,026	(4,382)	5,356

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Six Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022	June 30, 2021	June 30, 2022
	US$	US$	US$	US$	US$
Operating (loss) income	(101,082)	6,337	38,742	(174,120)	45,079
Share-based compensation expenses	(9,095)	14,536	8,745	13,963	23,281
Amortization of intangible assets from business acquisitions	11,683	12,409	12,365	31,986	24,774
Impairment of investments	90,499	-	-	90,499	-
Gain on disposal of subsidiaries	(4,959)	-	-	(4,959)	-

Non-GAAP operating (loss) income	(12,954)	33,282	59,852	(42,631)	93,134

Net (loss) income from continuing operations	(112,675)	(32,860)	14,962	(201,761)	(17,898)
Share-based compensation expenses	(9,095)	14,536	8,745	13,963	23,281
Amortization of intangible assets from business acquisitions	11,683	12,409	12,365	31,986	24,774
Impairment of investments	90,499	-	-	90,499	-
Gain on disposal of subsidiaries	(4,959)	-	-	(4,959)	-
(Gain) loss on disposal and deemed disposal of investments	(676)	(1,918)	393	(5,019)	(1,525)
Loss (gain) on fair value change of investments	841	20,132	(1,282)	15,992	18,850
Reconciling items on the share of equity method investments	22,346	11,143	12,774	29,710	23,917
Gain on extinguishment of debt and derivative	(1,649)	(2,115)	(4,017)	(1,266)	(6,132)
Interest expenses related to the convertible bonds’ amortization to face value	713	629	619	1,407	1,248
Income tax effects on non-GAAP adjustments	(568)	(4,518)	3,833	25	(685)

Non-GAAP net (loss) income from continuing operations	(3,540)	17,438	48,392	(29,423)	65,830

Net (loss) income from continuing operations attributable to common shareholders of JOYY Inc.	(111,693)	(29,727)	16,401	(201,383)	(13,326)
Share-based compensation expenses	(9,095)	14,536	8,745	13,963	23,281
Amortization of intangible assets from business acquisitions	11,683	12,409	12,365	31,986	24,774
Impairment of investments	90,499	-	-	90,499	-
Gain on disposal of subsidiaries	(4,959)	-	-	(4,959)	-
(Gain) loss on disposal and deemed disposal of investments	(676)	(1,918)	393	(5,019)	(1,525)
Loss (gain) on fair value change of investments	841	20,132	(1,282)	15,992	18,850
Reconciling items on the share of equity method investments	22,346	11,143	12,774	29,710	23,917
Gain on extinguishment of debt and derivative	(1,649)	(2,115)	(4,017)	(1,266)	(6,132)
Interest expenses related to the convertible bonds’ amortization to face value	713	629	619	1,407	1,248
Accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders	2,345	2,250	2,250	4,736	4,500
Income tax effects on non-GAAP adjustments	(568)	(4,518)	3,833	25	(685)
Non-GAAP adjustments for net loss attributable to the non-controlling interest shareholders	(256)	(1,930)	(629)	(223)	(2,559)

Non-GAAP net (loss) income from continuing operations attributable to controlling interest and common shareholders of JOYY Inc.	(469)	20,891	51,452	(24,532)	72,343

Non-GAAP net (loss) income from continuing operations per ADS
—Basic	(0.01)	0.29	0.72	(0.31)	1.00
—Diluted	(0.01)	0.28	0.65	(0.31)	0.93
Weighted average number of ADS used in calculating Non-GAAP net (loss) income from continuing operations per ADS
—Basic	77,997,827	72,881,330	71,893,282	78,596,888	72,604,421
—Diluted	77,997,827	83,897,416	82,225,273	78,596,888	83,090,336

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2022
	Bigo	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	480,446	84,793	-	565,239
Others	22,197	8,795	(133)	30,859

Total net revenues	502,643	93,588	(133)	596,098

Cost of revenues(2)	(309,271)	(68,533)	133	(377,671)

Gross profit	193,372	25,055	-	218,427
Operating expenses(2)
Research and development expenses	(45,997)	(16,879)	-	(62,876)
Sales and marketing expenses	(78,690)	(19,725)	-	(98,415)
General and administrative expenses	(11,100)	(12,580)	-	(23,680)

Total operating expenses	(135,787)	(49,184)	-	(184,971)

Other income	3,601	1,685	-	5,286

Operating income (loss)	61,186	(22,444)	-	38,742

Interest expenses	(1,117)	(3,096)	857	(3,356)
Interest income and investment income	1,750	17,049	(857)	17,942
Foreign currency exchange gain (losses), net	12,839	(330)	-	12,509
Gain on extinguishment of debt and derivative	-	4,017	-	4,017
Loss on disposal and deemed disposal of investments	-	(393)	-	(393)
Gain on fair value change of investments	-	1,282	-	1,282

Income (loss) before income tax expenses	74,658	(3,915)	-	70,743

Income tax expenses	(8,583)	(14,361)	-	(22,944)

Income (loss) before share of loss in equity method investments, net of income taxes	66,075	(18,276)	-	47,799

Share of loss in equity method investments, net of income taxes	-	(32,837)	-	(32,837)

Net income (loss) from continuing operations	66,075	(51,113)	-	14,962

(1)	The elimination mainly consists of revenues and expenses generated from services among Bigo and all other segments, and interest income and interest expenses generated from the loan between Bigo and all other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	June 30, 2022
	Bigo	All other	Total
	US$	US$	US$
Cost of revenues	918	426	1,344
Research and development expenses	2,994	2,099	5,093
Sales and marketing expenses	193	89	282
General and administrative expenses	1,357	669	2,026

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2022
	Bigo	All other	Total
	US$	US$	US$
Operating income (loss)	61,186	(22,444)	38,742
Share-based compensation expenses	5,462	3,283	8,745
Amortization of intangible assets from business acquisitions	11,225	1,140	12,365

Non-GAAP operating income (loss)	77,873	(18,021)	59,852

Net income (loss) from continuing operations	66,075	(51,113)	14,962
Share-based compensation expenses	5,462	3,283	8,745
Amortization of intangible assets from business acquisitions	11,225	1,140	12,365
Gain on fair value change of investments	-	(1,282)	(1,282)
Loss on disposal and deemed disposal of investments	-	393	393
Reconciling items on the share of equity method investments	-	12,774	12,774
Gain on extinguishment of debt and derivative	-	(4,017)	(4,017)
Interest expenses related to the convertible bonds’ amortization to face value	-	619	619
Income tax effects on non-GAAP adjustments	3,578	255	3,833

Non-GAAP net income (loss) from continuing operations	86,340	(37,948)	48,392

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31 2022
	Bigo	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	513,154	76,945	-	590,099
Others	21,429	12,283	(31)	33,681

Total net revenues	534,583	89,228	(31)	623,780

Cost of revenues(2)	(350,563)	(72,092)	31	(422,624)

Gross profit	184,020	17,136	-	201,156

Operating expenses(2)
Research and development expenses	(46,606)	(17,492)	-	(64,098)
Sales and marketing expenses	(81,937)	(22,430)	-	(104,367)
General and administrative expenses	(14,634)	(17,461)	-	(32,095)

Total operating expenses	(143,177)	(57,383)	-	(200,560)

Other income	4,351	1,390	-	5,741

Operating income (loss)	45,194	(38,857)	-	6,337

Interest expenses	(788)	(3,069)	788	(3,069)
Interest income and investment income	1,003	18,004	(788)	18,219
Foreign currency exchange losses, net	(2,857)	(507)	-	(3,364)
Gain on extinguishment of debt and derivative	-	2,115	-	2,115
Gain on disposal and deemed disposal of investments	-	1,918	-	1,918
Loss on fair value change of investments	-	(20,132)	-	(20,132)

Income (loss) before income tax benefits (expenses)	42,552	(40,528)	-	2,024

Income tax benefits (expenses)	2,108	(1,303)	-	805

Income (loss) before share of loss in equity method investments, net of income taxes	44,660	(41,831)	-	2,829

Share of loss in equity method investments, net of income taxes	-	(35,689)	-	(35,689)

Net income (loss) from continuing operations	44,660	(77,520)	-	(32,860)

(1)	The elimination mainly consists of revenues and expenses generated from services among Bigo and all other segments, and interest income and interest expenses generated from the loan between Bigo and all other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2022
	Bigo	All other	Total
	US$	US$	US$
Cost of revenues	1,386	3,159	4,545
Research and development expenses	4,629	1,781	6,410
Sales and marketing expenses	77	174	251
General and administrative expenses	1,443	1,887	3,330

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31 2022
	Bigo	All other	Total
	US$	US$	US$
Operating income (loss)	45,194	(38,857)	6,337
Share-based compensation expenses	7,535	7,001	14,536
Amortization of intangible assets from business acquisitions	11,225	1,184	12,409

Non-GAAP operating income (loss)	63,954	(30,672)	33,282

Net income (loss) from continuing operations	44,660	(77,520)	(32,860)
Share-based compensation expenses	7,535	7,001	14,536
Amortization of intangible assets from business acquisitions	11,225	1,184	12,409
Loss on fair value change of investments	-	20,132	20,132
Gain on disposal and deemed disposal of investments	-	(1,918)	(1,918)
Reconciling items on the share of equity method investments	-	11,143	11,143
Gain on extinguishment of debt and derivative	-	(2,115)	(2,115)
Interest expenses related to the convertible bonds’ amortization to face value	-	629	629
Income tax effects on non-GAAP adjustments	(3,517)	(1,001)	(4,518)

Non-GAAP net income (loss) from continuing operations	59,903	(42,465)	17,438

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2021
	Bigo	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	576,498	53,128	-	629,626
Others	21,273	10,815	-	32,088

Total net revenues	597,771	63,943	-	661,714

Cost of revenues(2)	(406,359)	(51,913)	-	(458,272)

Gross profit	191,412	12,030	-	203,442
Operating expenses(2)
Research and development expenses	(73,061)	(27,683)	-	(100,744)
Sales and marketing expenses	(96,673)	(15,478)	-	(112,151)
General and administrative expenses	6,126	(107,240)	-	(101,114)

Total operating expenses	(163,608)	(150,401)	-	(314,009)

Gain on disposal of subsidiaries	-	4,959	-	4,959
Other income	1,262	3,264	-	4,526

Operating income (loss)	29,066	(130,148)	-	(101,082)

Other non-operating expenses	-	(381)	-	(381)
Interest expenses	(624)	(3,348)	370	(3,602)
Interest income and investment income	245	23,614	(370)	23,489
Foreign currency exchange losses, net	(5,360)	(549)	-	(5,909)
(Loss) gain on extinguishment of debt and derivative	(45)	1,694	-	1,649
Gain on disposal and deemed disposal of investments	-	676	-	676
Loss on fair value change of investments	-	(841)	-	(841)

Income (loss) before income tax expenses	23,282	(109,283)	-	(86,001)

Income tax benefits (expenses)	352	(3,052)	-	(2,700)

Income (loss) before share of loss in equity method investments, net of income taxes	23,634	(112,335)	-	(88,701)

Share of loss in equity method investments, net of income taxes	-	(23,974)	-	(23,974)

Net income (loss) from continuing operations	23,634	(136,309)	-	(112,675)

(1)	The elimination mainly consists of interest income and interest expenses generated from the loan between Bigo and all other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	June 30, 2021
	Bigo	All other	Total
	US$	US$	US$
Cost of revenues	2,330	745	3,075
Research and development expenses	4,489	3,432	7,921
Sales and marketing expenses	208	202	410
General and administrative expenses	(22,619)	2,118	(20,501)

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2021
	Bigo	All other	Total
	US$	US$	US$
Operating income (loss)	29,066	(130,148)	(101,082)
Share-based compensation expenses	(15,592)	6,497	(9,095)
Amortization of intangible assets from business acquisitions	11,225	458	11,683
Impairment of investments	-	90,499	90,499
Gain on disposal of subsidiaries	-	(4,959)	(4,959)

Non-GAAP operating income (loss)	24,699	(37,653)	(12,954)

Net income (loss) from continuing operations	23,634	(136,309)	(112,675)
Share-based compensation expenses	(15,592)	6,497	(9,095)
Amortization of intangible assets from business acquisitions	11,225	458	11,683
Impairment of investments	-	90,499	90,499
Gain on disposal of subsidiaries	-	(4,959)	(4,959)
Loss on fair value change of investments	-	841	841
Gain on disposal and deemed disposal of investments	-	(676)	(676)
Reconciling items on the share of equity method investments	-	22,346	22,346
Loss (gain) on extinguishment of debt and derivative	45	(1,694)	(1,649)
Interest expenses related to the convertible bonds’ amortization to face value	-	713	713
Income tax effects on non-GAAP adjustments	128	(696)	(568)

Non-GAAP net income (loss) from continuing operations	19,440	(22,980)	(3,540)